Exhibit 3.8

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

FOR

ARKADQS GROUP, INC.

Arkados Group, Inc., (the “Corporation”) organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: At a meeting of the Board of Directors of Arkados Group, Inc,, resolutions were duly adopted setting forth the proposed amendment of the Certificate of Incorporation of said Corporation, declaring such amendment to be advisable. The resolution setting forth the amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by appending the second paragraph below to the Article thereof numbered “FOURTH” so that, as amended, said Article Fourth shall be and read in its entirety as follows;

“FOURTH: Number of Shares. The total number of shares of stock which the Corporation shall have authority to issue is: six hundred and five million (605,000,000), of which six hundred million (600,000,000) shall be shares of Common Stock, $.0001 par value, and five million (5,000,000) shall be shares of Preferred Stock, $.0001 par value (“Preferred Stock”) without designation and any prior designations are hereby revoked and cancelled.

On March 18, 2015 (the “Effective Date”), the issued shares of common stock, with a par value of $0.0001 per share (“Old Common Stock”), outstanding or held as treasury shares as of the opening of business on the Effective Date, shall automatically without any action on the part of the holders of the Old Common Stock be reverse split (the “Split”) on a one-for-thirty basis so that thirty (30) shares of Old Common Stock shall be converted into and reconstituted as one (1) share of Common Stock, with a par value of $0.0001 per share (‘‘New Common Stock”). Any fractional shares resulting will be exchanged for cash at the closing price per share on the date before same is announced to the market. Each holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Old Common Stock (the “Old Certificates”) shall, from and after the Effective Date, be entitled to receive a certificate or certificates (the “New Certificates”) representing the shares of New Common Stock into which the shares of Old Common Stock formerly represented by such Old Certificates are reclassified under the terms hereof. Until surrender, each Old Certificate will continue to be valid and represent New Common Stock equal to one-thirtieth (1/30th) the number of shares of Old Common Stock excluding any fractional shares.”

THIRD: That, pursuant to Section 228 of the General Corporation Law of the State of Delaware, as of February 2,2015, the Corporation obtained the consents in writing to the amendment as stated in the above resolution, signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such amendment.

FOURTH: Such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Arkados Group, Inc. has caused this certificate to be signed this 17th day of March, 2015,

By:	/s/ Terrence DeFranco
Terrence DeFranco,
Chief Executive Officer

State of Delaware Secretary of State Division of Corporations Delivered 09:06 AM 03/17/2015 FILED 09:06 AM 03/17/2015 SRV 150365812 - 2893610 FILE